UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 7, 2025, the Company restructured its cash holdings and Bitcoin Treasury based on a ruling it received from the New York Southern District Court (SDNY) in the Company’s case vs LZGI (Case No 1:24-cv-08464)

Over the last month, LZGI has failed on three separate occasions to meet the filing deadlines to file a $500,000 bond as stipulated by the court to secure the Preliminary Injunction (PI) preventing Genius Group from selling shares, raising funds or buying Bitcoin. LZGI also filed defective bonds after the deadline on two occasions, including the latest defective bond filed on April 4, 2025, which makes it impossible as it is currently worded for the Company to claim against the bond should the Company prove it was improperly enjoined by the PI (which the Company has already claimed in multiple letters and motions to the court over the last seven weeks).

Despite these multiple failures, the Court has denied the Company’s motion to extinguish or stay the PI pending the outcome of the arbitration proceedings. The Second Circuit, to which the Company has filed an appeal, has also denied a stay of the PI provided LZGI had posted a bond by the latest deadline of April 7, which it did albeit a defective bond.

Based on these rulings, between April 7 and April 8, 2025, the Company took a series of actions to lower the risk of being blocked further from conducting the normal operations of its business as per the wishes, consent and authorizations of its shareholders and Board:

1.	The Company returned the custody of its Bitcoin from the United States, where it has been held as collateral for the Company’s Bitcoin loans, to Singapore where the Company is registered and headquartered.
2.	The Company repaid all of its Bitcoin loans, making repayment in full of $20.9 million in order to release the Bitcoin from custody in the United States and transfer to Singapore. The Company is now debt free.
3.	The Company dramatically reduced its Bitcoin holdings from 430 Bitcoin to 66 Bitcoin, for the period during which it remains blocked from raising funds or buying Bitcoin, with the possibility the Company may need to sell all of its Bitcoin in order to convince the court to extinguish the PI. The cash in its treasury is also being held in Singapore.

Genius Group continues to be committed to being a Bitcoin-first company, underlined by the launch of its Bitcoin Academy this week. However, as long as it is blocked from buying Bitcoin due to LZGI’s contention, and the US court’s agreement, that Bitcoin is a risky asset that a company should be legally prevented from buying, the Company will take the steps necessary to protect the Company’s assets and operations from further restrictions.

The Company is committed to rebuilding its Bitcoin Treasury once it has successfully resolved its arbitration and PI restrictions, which it continues to make all efforts to expedite and extinguish.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: April 11, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)